55 Hudson Yards  |  New York, NY 10001-2163
T: 212.530.5000
milbank.com

April 22, 2020

Laura Nicholson, Special Counsel
Irene Barberena-Meissner, Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Era Group Inc. Registration Statement on Form S-4 Filed April 3, 2020 File No. 333-237557

Dear Mses. Nicholson and Barberena-Meissner:

Era Group Inc. (“Era”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-237557) (“Amendment No. 1”), including a Joint Proxy and Consent Solicitation Statement/Prospectus of Era and Bristow Group Inc. (“Bristow”).  This letter, which is being submitted on behalf of Era, responds to your letter, dated April 17, 2020, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

For your convenience, we have included the text of your comments in bold italics.  All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

Form S-4 Filed April 3, 2020

Summary of Centerview Financial Analysis

Selected Trading Multiple Analysis, page 66

Laura Nicholson	Page 2
Irene Barberena-Meissner
April 22, 2020

1.
Please revise to provide more details regarding how Centerview selected the ranges of valuation multiples it utilized in this analysis.  For example, if applicable, please disclose the names of the companies selected for this analysis and the financial data related to these companies used by Centerview to derive the ranges of valuation multiples applied in this analysis.  In addition, disclose the criteria Centerview used to select such companies. In that regard, we note your disclosure regarding the lack of comparable publicly traded companies with similar size, business model and financial profile to Era.

In response to the Staff’s comment, the Registration Statement has been revised on pages 66 and 67, to provide additional information regarding the Selected Trading Multiples Analysis.  We note that the suggested disclosure of the names of companies selected for this analysis is not applicable because, as set forth in the revised disclosure on page 67, comparable companies were not used to determine ranges because of the lack of comparable publicly traded companies with similar size, business model and financial profile to Era or, other than Era, to Bristow.

Discounted Cash Flow Analysis, page 67

2.
Please define unlevered, after-tax free cash flows, as used in this analysis, and disclose the unlevered, after tax free cash flow forecasts and underlying assumptions.  Please also revise to provide more details regarding how Centerview selected the ranges of exit multiples it utilized to determine Era’s and Bristow’s respective terminal values at the end of the forecast period.

In response to the Staff’s comment, the Registration Statement has been revised on page 68, under the section “Discounted Cash Flow Analysis” and page 82, under the section “Certain Era Unaudited Prospective Financial Information”, to disclose the unlevered, after-tax free cash flows and underlying assumptions that were used in Centerview’s analysis, and to provide more details regarding Centerview’s selection of ranges of exit multiples.

Other Factors - Selected Comparable Transactions, page 69

3.
We note your disclosure that, in evaluating Era, Centerview reviewed and compared certain financial data related to certain transactions that Centerview, based on its experience and professional judgment, deemed relevant to review.  Please revise to disclose the transactions selected for this analysis and the financial data related to these transactions used by Centerview to derive the range of valuation multiples applied in this analysis.  In addition, disclose the criteria Centerview used to select such transactions.

In response to the Staff’s comment, the Registration Statement has been revised on page 69 to amend and restate the disclosure in the section “Other Factors – Selected Comparable Transaction” to add the transactions that were considered by Centerview in its analysis, the financial data related to these transactions used by Centerview to derive the range of valuation multiples and the criteria Centerview used to select such transactions.

Laura Nicholson	Page 3
Irene Barberena-Meissner
April 22, 2020

Contribution Analysis, page 69

4.
We note your disclosure that Centerview reviewed Era’s and Bristow’s respective contributions to the combined company based upon financial metrics that Centerview deemed in its experience and professional judgement to be relevant for the years 2019, 2020 and 2021.  Please revise to disclose these financial metrics.  In addition, please disclose the basis for the assumptions underlying the EV calculations of the combined company used in this analysis.

In response to the Staff’s comment, the Registration Statement has been revised on page 69 to list out the financial metrics used by Centerview under the Section “Other Factors – Contribution Analysis.” We direct you to the response to comment 1 above for the disclosure of the basis of the assumptions underlying the EV calculations of the combined company used in this analysis.

Illustrative Era Shareholder Has/Gets Analysis, page 69

5.	You disclose that, in performing this analysis, Centerview utilized, among other values, the value implied by the Synergies. Please revise to quantify this value.

In response to the Staff’s comment, the Registration Statement has been revised on pages 69 and 70 to update the disclosure in the section “Other Factors – Illustrative Era Shareholder Has/Gets Analysis” to provide actual quantities for the value implied by the Synergies.

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please do not hesitate to contact Scott Golenbock at (212) 530-5181 or Brett Nadritch at (212) 530-5301.

Laura Nicholson	Page 4
Irene Barberena-Meissner
April 22, 2020

Sincerely,

/s/ Scott Golenbock
Scott Golenbock

/s/ Brett Nadritch
Brett Nadritch

cc:	Christopher S. Bradshaw – Era Group Inc. Jennifer Whalen – Era Group Inc. L. Don Miller – Bristow Group Inc. Douglas E. Bacon, P.C. – Kirkland & Ellis LLP